May 29, 2014

VIA EDGAR

Mr. Tom Kluck

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Aviv REIT, Inc.
Annual Report on Form 10-K
Filed February 20, 2014
File No. 001-35841

Aviv Healthcare Properties, L.P.
Annual Report on Form 10-K
Filed February 20, 2014
File No. 333-173824

Dear Mr. Kluck:

We have reviewed your letter dated May 21, 2014 and submit the following responses to the comments contained therein. For your ease of reference, we have included your original comments below and provided our responses after each comment.

Item 1. Business, page 2

1.	We note you indicate on page 2 that your portfolio occupancy for the three months ended September 30, 2013 was 79.2%. In future Exchange Act periodic reports, please disclose your portfolio occupancy for the entire reporting period.

Company Response:

As noted on page 1 of the Form 10-K, our portfolio metrics are not derived from our financial statements but are operating statistics that we derive from reports that we receive from our operators pursuant to our triple-net leases. We do not control any of our operators, and we receive the relevant data from each operator on a delayed basis after they close their

303 W. Madison Street, Suite 2400, Chicago, IL 60606	Phone: 312-855-0930

individual books and records. We generally receive such data after the filing deadline for our Exchange Act periodic reports. As a result, our portfolio metrics typically lag behind our own financial statements by approximately one quarter. It is common in our industry to report portfolio metrics on a delayed basis. In future Form 10-K filings, we will disclose our portfolio occupancy for the twelve months ended September 30, which is the most recent data available for our portfolio for the full reporting period at the time of filing. We have not historically disclosed our portfolio occupancy metrics in our Form 10-Q filings.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

2.	In future Exchange Act periodic reports, please compare new rents on new and renewed leases to prior rents. Please also include the impact of tenant improvement costs and leasing commissions or advise.

Company Response:

We will compare in future Exchange Act periodic reports any new and renewed leases to prior rents, if material. We will also include in future Exchange Act periodic reports the impact of tenant improvement costs, if material. We do not typically pay leasing commissions on new or renewed leases as we negotiate each lease and amendment directly with each operator.

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sam Kovitz or me at 312-855-0930 with any other questions.

Sincerely,

/s/ Mark L. Wetzel

Mark L. Wetzel

Chief Financial Officer & Treasurer

cc:	Sam Kovitz, Aviv REIT, Inc.

303 W. Madison Street, Suite 2400, Chicago, IL 60606	Phone: 312-855-0930